Exhibit 99.1

Investor Presentation Nasdaq: PBM May 2025

2 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Forward Looking Statements This presentation (“Presentation”) is being issued by Psyence Biomedical Ltd . (the “Company” or “Psyence BioMed”) for information purposes only . The content of this Presentation has not been approved by any securities regulatory authority . Reliance on this Presentation for the purpose of engaging in any investment activity may expose an individual to a significant risk of losing all of the property or other assets invested . This Presentation is not an admission document, prospectus or an advertisement and is being provided for information purposes only and does not constitute or form part of, and should not be construed as, an offer or invitation to sell or any solicitation of any offer to purchase or subscribe for any securities of the Company in Canada, the United States or any other jurisdiction . Neither this Presentation, nor any part of it nor anything contained or referred to in it, nor the fact of its distribution, should form the basis of or be relied on in connection with or act as an inducement in relation to a decision to purchase or subscribe for or enter into any contract or make any other commitment whatsoever in relation to any securities of the Company . No representation or warranty, express or implied, is given by or on behalf of the Company, its directors, officers and advisors or any other person as to the accuracy, sufficiency or completeness of the information or opinions contained in this Presentation and no liability whatsoever is accepted by the Company, its directors, officers or advisors or any other person for any loss howsoever arising, directly or indirectly, from any use of such information or opinions or otherwise arising in connection therewith . No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offense to claim otherwise . The information contained herein does not purport to be all - inclusive . Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice . Neither this Presentation nor its delivery to any Recipient shall constitute an offer to sell, invitation or other solicitation of an offer to buy any securities pursuant to the Proposed Investment or otherwise, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . No offer shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Only the express provisions of any agreement, if and when it is executed, shall have any legal effect in connection with the Proposed Transaction or the Proposed Investment between the parties thereto . This Presentation is not intended to form the basis of any investment decision . All information herein speaks only as of (1) the date of this Presentation, in the case of information about Psyence BioMed, or (2) the date of such information, in the case of information from persons other than Psyence BioMed . Forward - Looking Statements This Presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, regulatory approvals, products and services ; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning . Forward - looking statements in this Presentation include statements regarding the future success of the Company to deliver its product candidate to patients . These forward - looking statements are based on a number of assumptions, including the assumptions that Psyence BioMed will obtain all such regulatory and other approvals as may be required to pursue its clinical trials on the product candidate referred to in this Presentation, the results of such clinical trials will be positive, and the Company will be able to commercialize its natural psilocybin drug candidate, PEX 010 ( 25 mg), or similar drug candidate, as referred to in this Presentation . There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . undue reliance on forward - looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control . Forward - looking statements speak only as of the date they are made, and Psyence BioMed and its respective affiliates disclaim any intention or obligation to update or revise any forward - looking statements, whether as a result of developments occurring after the date of this communication . Forecasts and estimates regarding Psyence BioMed’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part . Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results . These risks and uncertainties include, among others : demand for the Company’s securities being less than anticipated ; fluctuations in the price of the Company’s common shares ; risks associated with obtaining the necessary regulatory approvals ; risks associated with conducting the necessary clinical trials referred to in this Presentation ; and the Company’s ability to regain and maintain compliance with Nasdaq’s continued listing standards . You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No . 333 - 284444 ), filed with the U . S . Securities and Exchange Commission on January 24 , 2025 and other documents filed by the Company from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . There can be no assurance that the data contained herein is reflective of future performance to any degree . You are cautioned not to place Psyence BioMed does not make any medical, treatment or health benefit claims about the Psyence BioMed’s product candidates . The efficacy of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products remains the subject of ongoing research . There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition . Vigorous scientific research and clinical trials are needed . Psyence BioMed has not completed clinical trials for the use of its product candidates . Any references to quality, consistency, efficacy, and safety of product candidates do not imply that Psyence BioMed verified such in clinical trials or that Psyence BioMed will complete such trials . If Psyence BioMed cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Psyence BioMed’s performance and operations .

3 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Industry and Market Data This Presentation has been prepared by Psyence BioMed and includes market data and other statistical information from third - party sources . Although Psyence BioMed believes these third - party sources are reliable as of their respective dates, neither Psyence BioMed, nor any of its affiliates has independently verified the accuracy or completeness of this information . Some data are also based on Psyence BioMed’s good faith estimates, which are derived from both internal sources and the third - party sources described above . None of Psyence BioMed, its affiliates, or its advisors, directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information . None of Psyence BioMed, its affiliates, or advisors, directors, officers, employees, members, partners, shareholders or agents or the providers of any such third - party information or any other person are responsible for any errors or omissions therein (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content . Psyence BioMed and its affiliates, advisors, directors, officers, employees, members, partners, shareholders and agents expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein . Psyence BioMed currently has no registered, psilocybin - containing, commercial products and no products as depicted by Psyence BioMed are available for sale . Any renderings, depictions and graphic materials of such products contained in this presentation are conceptual only and are for the convenience of reference . These images should not be relied upon as representations, express or implied, of the final detail of the products . Psyence BioMed expressly reserves the right to make modifications, revisions, and changes it deems desirable in its sole and absolute discretion . Forward Looking Statements

4 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Risk Factors Relating to Psyence BioMed’s Business Psyence BioMed is a clinical - stage biotechnology company with a limited operating history and significant accumulated losses . We expect continued losses as we invest in developing and commercializing our psychedelic - based therapies . Our future performance is uncertain and may fluctuate due to clinical, regulatory, and partnership - related factors . We face ongoing liquidity challenges and may require additional capital, which is subject to volatile market conditions and investor sentiment . There is no guarantee we can raise funds on acceptable terms . Failure to maintain Nasdaq listing requirements could result in delisting, reducing share liquidity, limiting access to institutional capital, and weakening our market presence . These risks could significantly impact our business and financial outlook . Psyence BioMed has never generated revenue and may never be profitable . Psyence BioMed will require substantial additional funding to achieve its business goals, and if it is unable to obtain this funding when needed and on acceptable terms, it could be forced to delay, limit or terminate its product development efforts . We depend on our current key personnel and our ability to attract and retain employees . The psychedelic therapy and biotechnology industries are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships . Acquisitions or other consolidating transactions could harm Psyence BioMed in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing Psyence BioMed to expend greater resources to meet new or additional competitive threats, all of which could harm Psyence BioMed’s operating results . Current and future preclinical and clinical studies will be conducted outside the United States, and the FDA may not accept data from such studies to support any NDAs submitted after completing the applicable developmental and regulatory prerequisites (absent an IND) . There is a high rate of failure for product candidates proceeding through clinical trials . Because the results of preclinical studies and earlier clinical trials are not necessarily predictive of future results, Psyence BioMed may not have favorable results in its planned and future clinical trials . Negative results from clinical trials or studies of others and adverse safety events involving Psyence BioMed’s psychedelic analogs could have a material adverse effect on Psyence BioMed’s business . Costs associated with compliance with numerous laws and regulations could impact our financial results . In addition, we could become subject to increased enforcement and/or litigation risks associated with the psychedelic therapeutics industry . We are dependent on licensed intellectual property . If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved . If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties or, in certain cases, we fail to meet certain development deadlines, we could lose license rights that are important to our business . Our prospective products will be subject to the various federal and state laws and regulations relating to health and safety and failure to comply with, or changes in, these laws or regulations could have an adverse impact on our business . If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected . Clinical trials are expensive, time - consuming, uncertain and susceptible to change, delay or termination . The results of clinical trials are open to differing interpretations . Psyence BioMed may be subject to federal, state and foreign healthcare laws and regulations and implementation of or changes to such healthcare laws and regulations could adversely affect Psyence BioMed’s business and results of operations . Psyence BioMed may voluntarily suspend or terminate a clinical trial if at any time its believes that any of its product candidates presents an unacceptable risk to participants, if preliminary data demonstrates that the product candidate is unlikely to receive regulatory approval or unlikely to be successfully commercialized, or if sufficient funds to proceed to the next phases of clinical trials are not raised . The psychedelic therapy industry and market are relatively new, and this industry and market may not continue to exist or grow as anticipated . Negative public opinion and perception of the psychedelic industry could adversely impact Psyence BioMed’s ability to operate and Psyence BioMed’s growth strategy . The expansion of the use of psychedelics in the medical industry may require new clinical research into effective medical therapies . The psychedelic therapy industry is difficult to quantify and investors will be reliant on their own estimates of the accuracy of market data . Psyence BioMed may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position . If third parties claim that intellectual property owned or used by Psyence BioMed infringes upon their intellectual property, Psyence BioMed’s operating profits could be adversely affected . If Psyence BioMed is not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of its products could be significantly diminished . If we fail to meet applicable listing requirements, Nasdaq may delist our securities from trading, in which case the liquidity and market price of our securities could decline . The market price and trading volume of our securities may be volatile and could decline significantly . You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No . 333 - 284444 ), filed with the U . S . Securities and Exchange Commission on January 24 , 2025 and other documents filed by the Company from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . There can be no assurance that the data contained herein is reflective of future performance to any degree . You are cautioned not to place undue reliance on forward - looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control . Forward - looking statements speak only as of the date they are made, and Psyence BioMed and its respective affiliates disclaim any intention or obligation to update or revise any forward - looking statements, whether as a result of developments occurring after the date of this communication . Forecasts and estimates regarding Psyence BioMed’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part . Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results .

STRATEGIC OUTLOOK SCIENTIFIC CREDIBILITY / CLINICAL PIPELINE VALUE PROPOSITION THE COMPANY & GLOBAL OPERATIONS ADDRESSABLE MARKET: PALLIATIVE CARE / AUD & SUD REGULATORY ENGAGEMENT LEADERSHIP DEPTH STRATEGIC ALLIANCES CONTACT US

6 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature MISSION To advance a portfolio of nature - derived, evidence - based therapeutics targeting unmet mental health needs in palliative care, addiction, and related conditions, through a fully integrated biotechnology platform with in - house capabilities in cultivation, manufacturing, and clinical development.

Organizational Alliance Psyence BioMed Ltd. (Nasdaq: PBM) PsyLabs A clinical - stage biotechnology company advancing nature - derived psychedelic therapeutics for mental health, with a focus on Alcohol Use Disorder (AUD), Substance Use Disorder (SUD), and palliative care. Psyence BioMed is the operating clinical development arm and investment vehicle for strategic growth.. A private, federally licensed manufacturer of GMP - compliant, pharmaceutical - grade natural psychedelics (including psilocybin, ibogaine, DMT, and mescaline). Psyence BioMed holds a strategic equity stake and has secured a right of first refusal to acquire the exclusive rights to a dedicated supply of Ibogaine for use in SUD and AUD. Psyence BioMed owns a strategic equity stake in PsyLabs. Together, they form a fully integrated biotechnology platform that connects clinical development, GMP - certified manufacturing, and commercialization – advancing evidence - based, nature - derived psychedelic therapies from lab to patient.

Company Highlights

- Phase IIb program, 25mg psilocybin in conjunction with proprietary psychotherapy, being evaluated for Adjustment Disorder in cancer in the Palliative Care context
- Leveraging benefits of nature-derived psilocybin, including potential synergistic effects of similar acting molecules not present in synthetic psilocybin*
- Near-term value catalysts include the anticipated randomization of the first patient in our Phase IIb trial in Australia expected in Q2 2025
- Potential regulatory market and data exclusivity as a New Medicinal Entity (NME)
- Acquisition of PsyLabs stake provides vertical integration to support development of second indication, Alcohol Use Disorder
- Secured right of first refusal to acquire the exclusive rights to a dedicated supply of Ibogaine for use in SUD and AUD
- Seasoned leadership team and science advisory board with significant expertise in successful drug development
- No debt, a strong cash position, and two strategic, low-cost financing mechanisms in place

* https://www.nature.com/articles/s41380-024-02477-w

9 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Value Proposition Psyence BioMed is the only Nasdaq - listed biotech company focused on nature - derived psychedelics with global commercialization potential for psilocybin and ibogaine, giving it a distinct strategic edge with multiple advantages, including: • First - Mover Advantage • Global Commercialization Pathway • Public Market Access, no debt, strong cash position, low - cost financing

10 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Accelerating Psychedelics M&A and Growing Institutional Investor Interest

Aligned with Positive 2024 - 2025 Industry Trends

Mid-Stage, De-Risked Clinical Focus
Advancing to Phase IIb, Psyence BioMed is firmly positioned in the mid-stage space favored by investors for its more defined regulatory pathway and lower risk profile.

Big Pharma & Institutional Momentum
Deals like AbbVie–Gilgamesh signal growing validation. Psyence BioMed's platform is primed for future strategic investment or licensing.

High-Value, Nature-Derived Assets
Exclusive right-of-first refusal to psilocybin and ibogaine via Psy*Labs*.

Lean Structure, Clear Strategy
Targeted indications (AUD, SUD, palliative care) and focused leadership appeal to investors seeking discipline in a maturing psychedelic space.

Platform-Aligned M&A Readiness
Fully integrated from R&D to manufacturing makes Psyence BioMed attractive for partnerships and acquisition interest.

Regional Insights, 2025

Total Market Size: **USD 3.88 Bn**



Dominant Region
Fastest Growing Region

Psyence BioMed's activities in Australia align with Asia Pacific's status as the fastest-growing region for psychedelic therapies, as noted in the Coherent Market Insights *report. Australia offers a strong foundation for Psyence BioMed's clinical research and commercialization efforts.

*Coherent Market Insights Psychedelic Drugs Market Trends, Share & Forecast, 2025-2032

12 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature DEVELOPMENT PORTFOLIO

13 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature FDA Pre - IND Feedback Received HREC approved Phase IIb study in Adjustment Disorder ( announced March 6 ) Two trial sites selected First patient recruited Top Line Results Planned End of Phase II/Type C meeting with FDA 6 2 5 7 Anticipated Developmental Pathway to Approval 1 Q2 2023 Q2 2025 H1 2026 Q1 2024 Q3 2024 1 Based on currently anticipated study recruitment rate Q4 2024 Amendment approved by HREC 3 H2 2026 Q1 2025 4 Transition to Southern Star Research (CRO)

14 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Projected Upcoming Milestones Phase III Phase II Phase I Pre - clinical First patient enrolled Q2 2025 Adjustment Disorder Psilocybin 25mg Protocol to be developed by Q4 2025 Alcohol Use Disorder/ Substance Use Disorder Psilocybin 25mg Evaluation of pre - clinical data – H2’25 Undisclosed CNS indication In Development Ibogaine PBM Development Portfolio Phase IIb

PEX010: Phase IIb Trial Design

Study Design:

A randomized, double-blind, low-dose comparator-controlled Phase IIb study to investigate the efficacy and safety of psilocybin-assisted psychotherapy (PAP) with 25mg, 10mg and 1mg (low-dose comparator) of PEX010.

Key Inclusion Criteria:

- A total of 87 subjects, aged 18-80 years
- Confirmed diagnosis of Adjustment Disorder associated with a cancer diagnosis
- Deemed to be physically capable of undergoing a psychedelic encounter and likely to have at least a minimum life expectancy of six months

Endpoint:

Comparison between treatment groups in the change from baseline in the Hamilton Anxiety Rating Scale (HAM-A) total score at Week 10 after a single PAP cycle.



Cohort 1
25mg PEX010
29 subjects
Cohort 2
10mg PEX010
29 subjects
Cohort 3
1mg PEX010
29 subjects
Screening
Day -28 to Day -2
PAP cycle
(weeks 1 to 10)
Dosing occurs on Day 14
Assessment at week 10
Long Term Follow Up
(3-month post week 10)
Responders
Non-Responders
Additional PAP cycle
(repeat visits 5-11)
All non-responders will be offered PAP with 25mg PEX010
Long Term Follow Up
(3 months post week 10 of
second PAP cycle)

Psyence Biomedical Ltd

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PEX010: Australia Clinical Trial Phase IIb (Updated)

Psyence BioMed's clinical trial program is focused on assessing the safety and efficacy of psilocybin-assisted psychotherapy for the treatment of Adjustment Disorder* associated with a cancer diagnosis in the Palliative Care context.

Overview

Locations(s)
Up to 8 sites in Australia.

CRO
Southern Star Research

Stage
Phase IIb (Expected to enroll Q2 2025)

Product and Protocol

The study protocol has been approved by the Ethics Board (HREC) using Psyence BioMed licensed product

FDA response to Pre-IND *Adjustment Disorder request received**

Sample size: 87 patients in three dosage arms – 1mg, 10mg and 25mg.

Primary endpoint: HAM-A score at ten weeks

Projected Milestones

Q4 2024	Q2 2025	2026
HREC ethics latest amendment approval **received**	Estimated timing of first patient randomised	Estimated top line study results
Countries/Sites locations:	**Target Enrolment:**	**Drug Product / imp:**
Australia (Melbourne)	**87**	**PEX010** Botanical Psilocybin

** Adjustment disorder is under ICD-11 and it's a maladaptive reaction to an identifiable psychosocial stressor or multiple stressors that usually emerges within a month of the stressor.*

*** The FDA's response to Psyence BioMed's Pre-IND request provides early guidance on our proposed clinical plans, helping ensure our upcoming IND submission is aligned with regulatory expectations and better positioned for approval to begin human trials.*

Psyence Biomedical Ltd

Psyence BioMedical Ltd. / **Healing Minds** with Science . **Changing Lives** with Nature 16

17 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Prior Proof - of - Concept Studies Provide Encouraging Rationale for Upcoming Indication in Phase IIb At the 6 - month follow - up, these changes were sustained, with about 80% of participants continuing to show clinically significant decreases in depressed mood and anxiety. At the 6.5 - month follow - up, psilocybin was associated with enduring anxiolytic and antidepressant effects – 60 - 80% of participants continued with clinically significant reductions in depression and anxiety

18 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Our intellectual property strategy is built around the following objectives: Ensuring that we have freedom to operate (free of infringing third party patents) to pursue our commercial objectives in our key markets • We conduct ongoing patent freedom to operate studies and watching searches Establishing barriers to entry (patents and regulatory) around our key intellectual property assets • Ensuring that we own the rights arising from our drug product development work and clinical trials • Filing and prosecuting to grant patent applications on key novel and innovative features of our clinical trials • Establishing data and market exclusivity (to the greatest extent possible) arising from a successful clinical trial Psyence BioMed’s Intellectual Property within Drug development

19 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature INVESTING IN GROWTH MARKETS: PALLIATIVE & ADDICTION DISORDER THERAPEUTICS

Palliative Care is NOT End-of-Life (Hospice) Care

In Palliative Care, a person does not have to give up treatment that might cure a serious illness. Palliative Care can be provided along with curative treatment and may begin at the time of diagnosis

Palliative Care is*:

- Specialized medical care for people living with a life limiting illness, such as cancer or heart failure.
- Patients in Palliative Care may continue to receive treatment as well as care intended to manage their symptoms.
- Palliative Care is meant to enhance a person's current care by focusing on quality of life for them, their families and their caregivers.
- **Cancer patients receiving Palliative Care used significantly less healthcare resources, including emergency department visits, hospital admissions & inpatient days****

Palliative Care can drive significant savings for payors while improving quality of life for patients

* https://www.nia.nih.gov/health/hospice-and-palliative-care/what-are-palliative-care-and-hospice-care

** https://doi.org/10.1038/s41598-022-23928-w

Psyence Biomedical Ltd

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The Global Palliative Care Market is Large with a Robust Projected CAGR


Other Disease
$14.7B*
Cancer
$8.6B*

Projected Global Palliative Care Market $23.3B with 9.1% CAGR (2032)*

Cancer = ~37% of Total PC Market

*Source: https://www.globenewswire.com/news-release/2024/10/15/2963268/0/en/Palliative-Care-Market-Projected-to-Reach-USD-23-34-Billion-by-2032-Growing-at-a-9-06-CAGR-SNS-Insider.html

Psyence Biomedical Ltd

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WHO Study: Worldwide, 56.8 Million People Require Palliative Care



Patients Requiring Palliative Care, Globally (millions)
21.9
19.3
5.9
3.2
2
3.9
Cardiovascular Disease
Cancer

34% of patients requiring palliative care – 19.3 million people – have received a **serious cancer diagnosis**

According to the WHO, *"The global need for palliative care will continue to grow as a result of the ageing of populations…"*

Only 14% of patients who require palliative care currently receive it

Psyence Biomedical Ltd

Source: https://www.who.int/news-room/fact-sheets/detail/palliative-care

Psyence BioMedical Ltd. / **Healing Minds** with Science . **Changing Lives** with Nature 22

23 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature ALCOHOL USE DISORDER (AUD) & SUBSTANCE USE DISORDERS (SUDS)

24 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature AUD and Other SUDs: A Global Burden • 3.3 million annual deaths due to alcohol and drug use every year, representing 5.9% of all deaths globally. • 5.1% of the global burden of disease and injury is attributable to alcohol. • 48.5 million Americans aged 12 and older (16.7%) experienced a substance use disorder in the past year. Global status report on alcohol and health and treatment of substance use disorders. Geneva: World Health Organization; 2024. Re port HERE . * A 2024 WHO report urges faster global action to meet Sustainable Development Goal 3.5 by 2030, focusing on reducing alcohol and drug use and improving access to treatment for substance use disorders.

25 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Alcohol is a Leading Risk Factor in the Overall Disease Burden Globally 1 339M 50M 3.4M 80% of adults drink alcohol 2 15% of adults in these countries are “at risk” of AUD 3,4 Only 1% of drinkers seek any form of drug therapy for AUD 5,6 5. Strategies to Implement Alcohol Screening and Brief Intervention in Primary Care Settings: A Structured Literature Review. Wi lliams EC et al. Psychol Addict Behav . 2011;25(2):206 - 214. 6. https://psychedelicalpha.com/wp - content/uploads/2022/08/Morgan - Stanley - Psychedelics.pdf 7. . Medical Treatment of Alcohol Dependence: A Systematic Review. Int J Psychiatry Med. Published online January 19, 2012. 1. WHO. Global status report on alcohol and health. 2 . Alcoholchange.org.uk 3. Global Alcohol Report. World Health Organization. 2018. 4. Alcohol Use Disorders. Carvalho, A.F., et al., 394: 781 - 792. Lancet. 2019 Alcohol abuse and dependence have the widest treatment gap among all mental health disorders Drug treatment efficacy is “quite modest with poor compliance” 7

26 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Recent Academic Studies Provide Encouraging Scientific Rationale for Continued Development of Psilocybin for SUDs and Patients with Cancer (2024 – 2025)

27 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature ADJUSTMENT DISORDER

28 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature *Source: https://www.nia.nih.gov/health/hospice - and - palliative - care/what - are - palliative - care - and - hospice - care Adjustment Disorder ( AjD ) 1. https://www.tandfonline.com/doi/full/10.1080/15622975.2018.1449967?src=recsys 2. Evans SC, Reed GM, Roberts MC, Esparza P, Watts AD, Ritchie PLJ, Maj M, Saxena S. 2013. Psychologists’ perspectives on the di agnostic classification of mental disorders: results from the WHO - IUpsyS Global Survey. Int J Psychol. 48:177 – 193. 3. Reed GM, Correia JM, Esparza P, Saxena S, Maj M. 2011. The WPA - WHO global survey of psychiatrists’ attitudes towards mental disorders classification. World Psychiatry. 10:118 – 131 4. From the Company’s commissioned market research performed by Insight Ace Analytic in Sept. 2022 A global survey of psychiatrists by the WHO revealed 1 : • AjD plays an enormous role in healthcare utilization • AjD ranked 7 th among 44 psychiatric categories 2 they managed at least once a week in their practice • A second global survey of clinical psychiatrists ranked AjD at #9 2 • It ranked higher than alcohol use disorder, at #8 3 • Results were largely consistent across the 44 countries on six continents included in the survey According to Psyence BioMed’s proprietary market research, 2.25 million people (US and EU) with a life limiting cancer diagnosis experience distress each year 4

29 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature STRATEGIC ALLIANCES

PsyLabs

Psyence BioMed's strategic alliance with PsyLabs is a critical pillar of its competitive advantage and long-term value proposition. Here's why the relationship is so important:


Scalable Global Supply
Vertical Integration
Exclusive Right of First Refusal - Ibogaine
Regulatory and Operational Strength

- **Reliable Supply of Natural Psychedelics**: Exclusive partnership with federally licensed PsyLabs secures pharmaceutical-grade psilocybin, ibogaine, DMT, and mescaline – an increasingly rare and valuable asset.
- **Fully Integrated Biotech Platform**: The alliance unifies clinical development, EU-GMP manufacturing, and global commercialization, boosting agility, quality control, and value-chain efficiency.
- **Regulatory-Grade Manufacturing**: PsyLabs' ISO22000 certification and BSI audits ensure top-tier quality, strengthening Psyence BioMed's credibility with regulators and partners.
- **Scalable Global Supply**: Large-scale, regulatory-compliant production. Accelerates Psyence BioMed's path to market and solidifies its leadership in natural psychedelic therapeutics.

31 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature IBOGAINE

1 3 2 Psyence BioMed’s strategic alliance with Psy Labs is central to its leadership in ibogaine - based addiction therapeutics. Through this partnership, we have secured worldwide rights of first refusal to nature - derived, pharmaceutical - grade ibogaine – an exclusive supply advantage critical for clinical scalability. Emerging Leader in Ibogaine - Based Addiction Therapeutics

33 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Ibogaine: A Novel Opportunity in Mental Health Treatment A 2024 Stanford study found that a single dose of ibogaine, given to 30 U.S. Special Operations veterans with TBI and PTSD, led to lasting improvements in PTSD, depression, anxiety, and functioning – with no serious side effects. These findings position ibogaine as a compelling new option for treating complex neuropsychiatric conditions. A review of 10 research studies concluded that Ibogaine treatment significantly reduces opioid cravings, improves mood, and decreases depressive symptoms. Key findings include: • Significant reduction in drug cravings and depressive symptoms post - treatment. • Rapid mood improvement for opioid - dependent individuals. • Nearly 80% of subjects had opioid - free urine samples at 3, 6, and 12 months post - treatment.

34 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature MARKET SEGMENTATION AND COMPETITORS

35 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature Synthetic Nature derived Psilocybin Other psychedelics Ayahuasca, Ibogaine Significant Unexplored White Space Exists in the Area of Nature Derived Psilocybin & Ibogaine MDMA, Ketamine, LSD Psilocybin Psilocybin

Psyence BioMed Represents a Value Driven Opportunity Versus Peer Companies (1)

Company	Ticker	Market Cap	Business Descriptions
GH Research PLC	NasdaqGM: **GHRS**	**$693m**	GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. GH Research PLC's initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression (TRD).
COMPASS Pathways plc	NasdaqGS: **CMPS**	**$250m**	Compass Pathways plc (Nasdaq: CMPS) is a biotechnology company dedicated to accelerating patient access to evidence-based innovation in mental health. We are motivated by the need to find better ways to help and empower people with serious mental health conditions who are not helped by existing treatments. We are pioneering a new paradigm for treating mental health conditions focused on rapid and durable responses through the development of our investigational COMP360 synthesized psilocybin treatment, potentially a first in class treatment. COMP360 has Breakthrough Therapy designation from the US Food and Drug Administration (FDA) and has received Innovative Licensing and Access Pathway (ILAP) designation in the UK for treatment-resistant depression (TRD).
Atai Life Sciences N.V.	NasdaqGM: **ATAI**	**$275m**	atai is a clinical-stage biopharmaceutical company on a mission to develop highly effective mental health treatments to transform patient outcomes. Our pipeline of psychedelic-based therapies includes VLS-01 (buccal film DMT) for treatment-resistant depression (TRD) and EMP-01 (oral R-MDMA) for social anxiety disorder, which are in Phase 2 clinical development. We are also advancing a drug discovery program to identify novel, non-hallucinogenic 5-HT2AR agonists for TRD. These programs aim to address the complex nature of mental health providing commercially scalable interventional psychiatry therapies that can integrate seamlessly into healthcare systems.
MindMed	NasdaqGS: **MNMD**	**$493m**	MindMed is a late-stage clinical biopharmaceutical company developing novel product candidates to treat brain health disorders. Our mission is to be the global leader in the development and delivery of treatments that unlock new opportunities to improve patient outcomes. We are developing a pipeline of innovative product candidates, with and without acute perceptual effects, targeting neurotransmitter pathways that play key roles in brain health.
Bright Minds Biosciences	NasdaqCM: **DRUG**	**$288m**	Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depres sion, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives. Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs withi n neurology and psychiatry.
Cybin Inc.	NYSEAM: **CYBN**	**$187m**	Cybin Inc., a clinical-stage biopharmaceutical company, focuses on developing psychedelic-based therapeutics. The company's development pipeline includes CYB003, a deuterated psilocybin analog, which is in Phase 1/2a clinical trial to treat major depressive and alcohol use disorders; CYB004, a deuterated dimethyltryptamine, which is in Phase 1 clinical trial for treating generalized anxiety disorders; and CYB005, a phenethylamine derivative, which in preclinical stage to treat neuroinflammation.

Source: S&P CapitalIQ, Company Filings
1. Market data valuations reflective as of the close on 05/6/2025, the valuations listed on this slide reflect valuations of certain companies operating in a similar field as Psyence BioMed. Please note that such valuations are for informational purposes only and do not purport to reflect the real, assumed or potential valuation of the combined company. The should not be relied upon in making an investment decision with respect to the potential purchase of the combined company's securities and all individuals should refer to the disclaimers and the summary of risks related to these valuations.

Psyence Biomedical Ltd
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37 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature MEET THE TEAM

Psyence BioMedical Ltd Management Team

Proven Track Record in Innovation with Extensive Pharma Development Experience



Dr. Neil Maresky
CEO

Trained MD in Emergency Medicine and Family Practice
VP Scientific Affairs AstraZeneca Canada Inc, Previously at Wyeth, Bayer
25+ years of experience leading Research and Development for Big Pharma

Wyeth



Jody Aufrichtig
Executive Chairman

Chartered Accountant (ex EY) with 25 years private equity experience

Corporate governance and listed company experience

Ex Canopy Growth CEO Africa

Multiple award-winning entrepreneur and business builder creating significant shareholder value in various industries

Founded 19 companies over 25 years

Awarded Entrepreneur of the year 2023

EY



Warwick Corden-Lloyd
Chief Financial Officer

Chartered Accountant and Certified Project Manager with over 23 years of experience in the UK, the USA, and South Africa

Experienced in IPOs, capital raises, M&A, regulatory, compliance and corporate governance

Former Head of Financial Accounting at Capitec Bank

Former Senior Financial Manager at Bank of New York Mellon

pwc BNY MELLON



Dr. Clive Ward-Able
Medical Director

Pharmacist and physician with >30 years of international pharmaceutical experience in R&D and Commercialization of over 16 product launches

Experience at the executive level in global and affiliate roles for large pharmaceutical and biotechnology companies as well as smaller start-ups

AMGEN Roche Actelion



Taryn Vos
General Counsel

Corporate and commercial attorney (associate (M&A) at Cliffe Dekker Hofmeyr Inc).

Formerly Head of Legal (AMEA) for Solar Capital (Pty) Ltd and Business Development (Legal) for Phelan Energy Group Ltd

Former Head of Legal for Canopy Growth Africa, then a subsidiary of Canopy Growth Corp

Phelan CDH



Mary-Elizabeth Gifford
Chief of Global Impact

Chair of the Global Wellness Institute's Psychedelics & Healing Initiative

Joined Psyence BioMed from the DC nonprofit, The Center for Mind-Body Medicine

Co-author of the Nature vs. Synthetic Psilocybin chapter in the recent Springer Nature textbook on therapeutic mushrooms

Regularly publishes on palliative psilocybin policy issues

GLOBAL WELLNESS INSTITUTE Mind-Body Medicine

Note: company logos indicate prior experience

Psyence Biomedical Ltd

Psyence BioMedical Ltd. / **Healing Minds** with Science . **Changing Lives** with Nature 38

Psyence BioMed Board of Directors

Proven Track Record in Innovation with Extensive Operating Experience



Dr. Neil Maresky
CEO

- Trained MD in Emergency Medicine and Family Practice
- VP Scientific Affairs AstraZeneca Canada Inc, Previously at Wyeth, Bayer
- 25+ years of experience leading Research and Development for Big Pharma



Jody Aufrichtig
Executive Chairman

- Chartered Accountant (ex EY) with 25 years private equity experience
- Corporate governance and listed company experience
- Ex Canopy Growth CEO Africa
- Multiple award-winning entrepreneur and business builder creating significant shareholder value in various industries
- Founded 19 companies over 25 years
- Awarded Entrepreneur of the year 2023



Marc Balkin
Board Member

- Partner, DiGame
- Former Partner, Hasso Plattner Ventures
- Served on investment committees of Enablis, First National Bank Vumela FutureMaker, Alithea IDF
- Newcourt Board Member



Christopher Bull
Board Member

- Internationally top-rated Patent and Technology Lawyer
- Investor in several successful start-up businesses (Pharma, biotech, chemical processing)
- Former Chairman of Venture Capital Fund and International IP firm



Dr. Seth Feuerstein, MD, JD
Board Member

- Yale School of Medicine
- Lecturer in Psychiatry
- Faculty Advisor Innovation and Entrepreneurship
- Assistant Clinical Professor of Psychiatry

Note: company logos indicate prior experience

Psyence Biomedical Ltd

Psyence BioMedical Ltd. / Healing Minds with Science. Changing Lives with Nature 39

Psyence BioMed Scientific Advisory Board

Proven Track Record in Innovation with Extensive Operating Experience



Albert Garcia-Romeu, Ph.D

Chair, Scientific Advisory Board

Johns Hopkins University School of Medicine
Associate Professor of Psychiatry and Behavioral Sciences
Associate Center Director;
Susan Hill Ward Professor in Psychedelics and Consciousness



Dr. Dan Stein

SAB member

Professor and Chair of the Dept of Psychiatry and Mental Health at the University of Cape Town (UCT)

Director of the South African Medical Research Council (MRC) Unit on Risk & Resilience in Mental Disorders.



Dr. Seth Feuerstein, MD, JD

Board Member

Yale School of Medicine
Lecturer in Psychiatry
Faculty Advisor Innovation and Entrepreneurship
Assistant Clinical Professor of Psychiatry

Yale SCHOOL OF MEDICINE



Dr. Clive Ward-Able

Medical Director

Pharmacist and physician with >30 years of international pharmaceutical experience in R&D and Commercialization of over 16 product launches

Experience at the executive level in global and affiliate roles for large pharmaceutical and biotechnology companies as well as smaller start-ups

AMGEN Roche novo nordisk ACTELION

Note: company logos indicate prior experience

Psyence Biomedical Ltd

Psyence BioMedical Ltd. / **Healing Minds** with Science. **Changing Lives** with Nature 40

41 Psyence BioMedical Ltd. / Healing Minds with Science . Changing Lives with Nature THANK YOU CONTACT General inquiries — info@psyencebiomed.com Investor inquiries — ir@psyencebiomed.com Tel: + 1 - 416 - 477 - 1708 Address: 121 Richmond Street West, Penthouse Suite, 1300, Toronto ON M5H2K1, Canada